UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Orchid Cellmark Inc.

(Name of Subject Company (Issuer))

OCM Acquisition Corp. Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share,

and, to the extent outstanding, associated preferred stock purchase rights

(Title of Class of Securities)

68573C107

(CUSIP Number of Class of Securities)

F. Samuel Eberts III Senior Vice President and Chief Legal Officer Laboratory Corporation of America Holdings 358 South Main Street Burlington, North Carolina 27215 (336) 229-1127

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

John H. Booher

Hogan Lovells US LLP

100 International Drive, Suite 2000

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$91,588,968.80	$10,633.48

*	Estimated solely for purposes of calculating the filing fee. This amount assumes the purchase of up to 32,710,346 shares of common stock, par value $0.001 per share, of Orchid Cellmark Inc., and the associated preferred stock purchase rights, at a purchase price of $2.80 per share. The number of shares represents the fully diluted number of shares of common stock outstanding consisting of (i) 29,992,186 shares of common stock outstanding on April 4, 2011, and (ii) 2,718,160 shares of common stock issuable under stock options outstanding on April 5, 2011.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☒	Check the box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,633.48	Filing Party:	OCM Acquisition Corp. and Laboratory Corporation of America Holdings
Form or Registration No.:	Schedule TO	Date Filed:	April 19, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended and supplemented by Amendment No. 1 filed on April 20, 2011 and Amendment No. 2 filed on May 2, 2011) filed with the Securities and Exchange Commission on April 19, 2011 (the “Schedule TO”) in connection with the offer by OCM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Orchid Cellmark Inc., a Delaware corporation (“Orchid Cellmark”), including, to the extent outstanding, the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated July 27, 2001, as amended, between Orchid Cellmark and American Stock Transfer & Trust Company, as rights agent (such Rights, to the extent outstanding, together with the shares of Orchid Cellmark’s common stock, the “Shares”), at a price of $2.80 per Share in cash, without interest and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2011 (the “Offer to Purchase”), a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(A) thereto, and the related Letter of Transmittal and instructions thereto, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(B) thereto, as they may be amended or supplemented from time to time. This Amendment No. 3 is being filed on behalf of Purchaser and LabCorp.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs after the fifth paragraph of Section 15—”Certain Legal Matters—Legal Proceedings” of the Offer to Purchase:

“On May 2, 2011, LabCorp received a copy of a complaint regarding, a putative class action lawsuit that was filed on April 19, 2011 by a single plaintiff in the Superior Court of New Jersey, Chancery Division in Mercer County (Docket No. L-1083-11) against Orchid Cellmark, LabCorp, Purchaser, and individual members of Orchid Cellmark’s board of directors. The action, captioned Harrison Kletzel v. Orchid Cellmark Inc., et al., alleges that (i) individual members of Orchid Cellmark’s board of directors violated their fiduciary duties of good faith, loyalty, due care and independence owed to Orchid Cellmark’s stockholders by (a) failing to undertake an appropriate evaluation of Orchid Cellmark’s worth as a merger candidate or in liquidation, (b) failing to engage in a meaningful auction process and (c) failing to act independently, and, (ii) LabCorp, Orchid Cellmark and Purchaser aided and abetted the individual defendants in the breach of their fiduciary duties. The plaintiff seeks (i) to enjoin the acquisition of Orchid Cellmark by Purchaser and LabCorp, (ii) to enjoin the implementation of the deal protection devices in the Merger Agreement and deployment of Orchid Cellmark’s poison pill, (iii) to direct the individual defendants to exercise their fiduciary duties to maximize stockholder value in any proposed sale of Orchid Cellmark, (iv) to impose a constructive trust, in favor of the plaintiff and members of the proposed class, upon any benefits improperly received by defendants as a result of their wrongful conduct, and (v) monetary damages in an unspecified amount as well as fees, costs, and disbursements, among other relief.

On May 2, 2011, a putative class action lawsuit was filed by a single plaintiff in the United States District Court for the District of New Jersey against Orchid Cellmark, LabCorp, Purchaser, and individual members of Orchid Cellmark’s Board of Directors (Docket No. 3:11-cv-02508-AET). The action, captioned Nicholas Tsatsis v. Orchid Cellmark, Inc., alleges that: (i) individual members of Orchid Cellmark’s Board of Directors violated their fiduciary duties of good faith and loyalty owed to Orchid Cellmark’s stockholders by failing to: (a) fully inform themselves of Orchid Cellmark’s market value, (b) act in the interests of equity owners and (c) maximize stockholder value; (ii) individual defendants breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions; (iii) LabCorp and Orchid Cellmark aided and abetted the individual director’s breaches of fiduciary duty because LabCorp obtained sensitive non-public information concerning Orchid Cellmark’s operations and thus had the advantage to acquire Orchid Cellmark at an unfair price; and (iv) defendants violated section 14(e) of the Exchange Act by failing to provide adequate disclosures in the Solicitation/Recommendation Statement on Schedule 14D-9 dated April 19, 2011, rendering it materially false and misleading. Plaintiff seeks: (i) to have the Merger Agreement declared unlawful and unenforceable; (ii) to enjoin the defendants from proceeding with the Merger Agreement or consummating the transaction unless and until Orchid Cellmark adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the company; (iii) to rescind, to the extent already implemented, the Merger Agreement or any of the terms thereof; and (iv) monetary damages in an unspecified amount as well as costs, fees, and disbursements, among other relief.

On May 4, 2011, LabCorp first learned that a putative class action lawsuit was filed on April 20, 2011 by a single plaintiff in the New Jersey Superior Court, Mercer County, Chancery Division against Orchid Cellmark, LabCorp, Purchaser, and individual members of Orchid Cellmark’s Board of Directors (Docket No. L-1099-11). The action, captioned Betty Greenberg v. Orchid Cellmark, Inc., et al., alleges that: (i) individual members of Orchid Cellmark’s Board of Directors violated their fiduciary duties of good faith and loyalty owed to Orchid Cellmark’s stockholders by failing to: (a) fully inform themselves of Orchid Cellmark’s market value, (b) act in the interests of equity owners and (c) maximize stockholder value; and (ii) LabCorp and Orchid Cellmark aided and abetted the individual directors’ breaches of fiduciary duty. Plaintiff seeks: (i) to have the Merger Agreement declared unlawful and unenforceable; (ii) to enjoin the defendants from proceeding with the Merger Agreement or consummating the transactions unless and until Orchid Cellmark adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the company; (iii) to rescind, to the extent already implemented, the Merger Agreement or any of the terms thereof; and (iv) monetary damages in an unspecified amount as well as costs, fees, disbursements, among other relief.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby supplemented by adding the following exhibits:

(a)(5)(G)

Complaint filed on April 19, 2011 in the Superior Court of New Jersey, Chancery Division in Mercer County, captioned Harrison Kletzel v. Orchid Cellmark Inc., Thomas A. Bologna, Eugene I. Davis, Stefan Loren, Ph.D., Nicole S. Williams, James M. Hart, Ph.D., Bruce D. Dalziel, Laboratory Corporation of America Holdings, and OCM Acquisition Corp., Docket. No. L-1083-11 (incorporated by reference to Exhibit (a)(22) to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Orchid Cellmark with the SEC on May 5, 2011).

(a)(5)(H)

Complaint filed on May 2, 2011 in the United States District Court for the District of New Jersey captioned Nicholas Tsatsis v. Orchid Cellmark, Inc., Eugene I. Davis, Thomas A. Bologna, Stefan Loren, Ph.D., Nicole S. Williams, James M. Hart, Ph.D., Bruce D. Dalziel, Laboratory Corporation of America Holdings, and OCM Acquisition Corp., Case No. 3:11-cv-02508-AET (incorporated by reference to Exhibit (a)(23) to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Orchid Cellmark with the SEC on May 5, 2011).

(a)(5)(I)

Complaint filed on April 20, 2011 in the New Jersey Superior Court, Mercer County Chancery Division, captioned Betty Greenberg v. Orchid Cellmark, Inc., Eugene I. Davis, Thomas A. Bologna, Stefan Loren, Ph.D., Nicole S. Williams, James M. Hart, Ph.D., Bruce D. Dalziel, Laboratory Corporation of America Holdings and OCM Acquisition Corp., Docket No. L-1099-4 (incorporated by reference to Exhibit (a)(24) to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Orchid Cellmark with the SEC on May 5, 2011).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

	By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III
Title: Senior Vice President and Chief Legal Officer

Dated: May 5, 2011

OCM ACQUISITION CORP.

	By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III
Title: President and Secretary

Dated: May 5, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

(a)(5)(G)	Complaint filed on April 19, 2011 in the Superior Count of New Jersey, Chancery Division in Mercer County, captioned Harrison Kletzel v. Orchid Cellmark Inc., Thomas A. Bologna, Eugene I. Davis, Stefan Loren, Ph.D., Nicole S. Williams, James M. Hart, Ph.D., Bruce D. Dalziel, Laboratory Corporation of America Holdings, and OCM Acquisition Corp., Docket No. L-1083-11 (incorporated by reference to Exhibit (a)(22) to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Orchid Cellmark with the SEC on May 5, 2011).

(a)(5)(H)	Complaint filed on May 2, 2011 in the United States District Court for the District of New Jersey captioned Nicholas Tsatsis v. Orchid Cellmark, Inc., Eugene I. Davis, Thomas A. Bologna, Stefan Loren, Ph.D., Nicole S. Williams, James M. Hart, Ph.D., Bruce D. Dalziel, Laboratory Corporation of America Holdings, and OCM Acquisition Corp., Case No. 3:11-cv-02508-AET (incorporated by reference to Exhibit (a)(23) to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Orchid Cellmark with the SEC on May 5, 2011).

(a)(5)(I)	Complaint filed on April 20, 2011 in the New Jersey Superior Court, Mercer County Chancery Division, captioned Betty Greenberg v. Orchid Cellmark, Inc., Eugene I. Davis, Thomas A. Bologna, Stefan Loren, Ph.D., Nicole S. Williams, James M. Hart, Ph.D., Bruce D. Dalziel, Laboratory Corporation of America Holdings and OCM Acquisition Corp., Docket No. L-1099-4 (incorporated by reference to Exhibit (a)(24) to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Orchid Cellmark with the SEC on May 5, 2011).

.